Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2024	2023

INCOME
Operating Revenues:
Utility Revenues	$715,522	$1,010,516
Exploration and Production and Other Revenues	955,562	1,026,198
Pipeline and Storage and Gathering Revenues	281,869	277,175
	1,952,953	2,313,889

Operating Expenses:
Purchased Gas	185,051	505,909
Operation and Maintenance:
Utility	211,427	199,743
Exploration and Production and Other	133,234	154,802
Pipeline and Storage and Gathering	152,810	143,865
Property, Franchise and Other Taxes	86,562	100,535
Depreciation, Depletion and Amortization	446,734	387,530
	1,215,818	1,492,384
Gain on Sale of Assets	—	12,736
Operating Income	737,135	834,241

Other Income (Expense):
Other Income (Deductions)	18,736	(1,247)
Interest Expense on Long-Term Debt	(111,676)	(117,486)
Other Interest Expense	(23,144)	(16,874)

Income Before Income Taxes	621,051	698,634

Income Tax Expense	155,462	121,763

Net Income Available for Common Stock	$465,589	$576,871

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$5.07	$6.30

Diluted:
Net Income Available for Common Stock	$5.04	$6.25

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	91,911,548	91,575,981

Used in Diluted Calculation	92,382,415	92,249,067